May 30, 2025

Via EDGAR Submission

Division of Corporation Finance
Office of Industrial Applications and Services
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Attn: Nudrat Salik and Tracey Houser

Re:    LINDE PLC
    Form 10-K for the Year Ended December 31, 2024
    File No. 001-38730

This letter sets forth the response of Linde plc (the “Company” or “Linde”) to the comment letter, dated May 22, 2025, of the Staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 (the “2024 Form 10-K”) that was filed with the United States Securities and Exchange Commission (the “SEC”) on February 26, 2025.

In our response, we have noted your original comment in italics to facilitate your review process. If you have any additional questions or require additional information, please contact me at (203) 837-2488, or Kelcey Hoyt, Chief Accounting Officer, at (203) 837-2118.

Sincerely,

/s/ Matthew J. White

Matthew J. White
Executive Vice President and
Chief Financial Officer

Forge, 43 Church Street West, Woking, Surrey, GU21 6HT, United Kingdom

Form 10-K for the Fiscal Year Ended December 31, 2024

Non-GAAP Financial Measures, page 35

1.We note that your determination of multiple non-GAAP measures includes an adjustment for purchase accounting impacts – Linde AG. For the portion of this adjustment related to depreciation and amortization for the fair value step-up of fixed assets and intangible assets, please help us understand how you determined this adjustment is appropriate. Specifically, the adjustment results in these non-GAAP measures only reflecting part, but not all, of an accounting concept. Refer to Question 100.04 of the Division’s Compliance & Disclosure Interpretations of Non-GAAP Financial Measures.

Response:

Linde plc respectfully provides the SEC the following background information regarding the Linde AG purchase accounting impacts, which is the only acquisition depreciation and amortization fair-value step-up adjustment.

In 2018, Praxair, Inc. (“Praxair”) and Linde AG consummated a non-cash, all-stock merger of equals to form Linde plc. In accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards codification (“ASC”) Topic 805, “Business Combinations”, Praxair was determined to be the accounting acquirer and accounting predecessor to Linde plc.

With an ASC 805 determined accounting purchase price of $43.3 billion for Linde AG, the non-cash, all-stock merger transaction was by far the largest in the Company’s history in terms of size, scale and global breadth. In accordance with ASC 805, the application of acquisition accounting resulted in substantial fair value adjustments to the acquired assets of Linde AG including fixed assets and intangible assets. As of December 31, 2017, Praxair’s total assets were $20.4 billion and as of December 31, 2018, Linde plc’s total assets were $93.4 billion.

Management determined in 2018 that it could not effectively manage the Company and communicate with investors and analysts using only GAAP results, primarily because: (i) the business combination was a merger of equals in an all-stock merger transaction, with no cash consideration, (ii) the Company is managed on a geographic basis, the results of certain geographies are more heavily impacted by Linde AG purchase accounting than others, causing results that are not comparable (e.g., Linde plc’s Europe business is primarily comprised of legacy Linde AG operations which are recorded at fair value, while the Company’s Americas business is primarily comprised of Praxair’s operations which are recorded at historical cost, and Asia/Pacific operations are a combination of fair value and historical cost). Therefore, the impacts of merger only purchasing accounting adjustments to each segment vary and are not comparable within the Company and when compared to other companies in similar regions, (iii) business management is evaluated and variable compensation is determined based on results excluding merger purchase accounting impacts, and (iv) investors and analysts want to analyze and compare the business excluding the impacts of non-cash merger purchase accounting. In addition, the consistent presentation of the non-cash merger only adjustment via the Company’s non-GAAP measures is transparent to any increase in operating results and net income attributable solely to declines over time of the depreciation and amortization. Providing only GAAP results would distort the comparability of information internally and also externally when used by investors and analysts.

Prior to the merger consummation in 2018, our investors and analysts communicated to us that supplemental results excluding the impacts of non-cash merger purchase accounting would be useful so they could appropriately evaluate the performance of the Company and compare results with other similar companies/competitors. In fact, analysts’ published models and performance measures post-merger are consistent with the Company’s non-GAAP presentations. Therefore, historical book values (i.e., with no merger purchase accounting step-up adjustments to fair value) are being used to manage the Company and are being provided on a supplemental non-GAAP basis to investors and analysts externally. This approach is consistent with our investor expectations, with internal and segment reporting, and with compensation programs.

We have not made similar adjustments pre-or-post merger for other acquisitions because they were cash acquisitions where management, investors and analysts were expecting the Company to earn a return on the cash investment that was made to acquire the business.

In this merger of equals business combination, the shareholders of both Praxair and Linde AG exchanged their shares for shares in a new Linde plc, with no new cash investments. Therefore, investors and analysts were and are interested in monitoring the performance of the two companies, not only on a GAAP basis, but also on the same historical basis that the two companies operated in the past. For these reasons we are presenting supplemental non-GAAP information that excludes the impacts of merger purchase accounting.

The Company believes that the merger purchase accounting adjustments reflected in its non-GAAP presentations do not represent “part, but not all, of an accounting concept”; specifically, the adjustments do not change the pattern of recognition of amounts recorded under GAAP. Rather, they are adjustments aimed at supplementing the Company's reported GAAP numbers by providing an additional, clearer comparison of underlying operating results of our business, and adjust for balances that were recorded in the Company's financial statements. Further we also believe the Linde AG purchase accounting adjustments should not be viewed as being based on individually tailored recognition and measurement methods as referenced in 100.04 of the Division’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures because since the merger date, we have excluded all purchase accounting impacts (expenses and income) relating to this merger transaction in a balanced manner and are not being selective. Such merger purchase accounting adjustments are separately identifiable in our accounting systems as they are also excluded for internal management reporting, segment, and incentive compensation purposes. Lastly, Linde plc presents non-GAAP measures in a transparent and consistent manner as a supplement to GAAP results, and we do not identify such adjustments as non-recurring, infrequent or unusual.

Since January 1, 2019, the Company has cumulatively acquired approximately 85 companies for cash consideration of approximately $2 billion (the largest of which approximated $800 million during 2023), with an estimated $75 million (annualized) purchase accounting-related depreciation and amortization included in earnings for the year-ended December 31, 2024 (and not adjusted in our non-GAAP presentations).

The Company’s first Form 10-K filing post the merger was filed for the year-ended December 31, 2018. During 2019, the SEC issued a comment letter to the Company, that included a comment that is similar to the comment issued on May 22, 2025. During 2019 information consistent with the above was provided to the SEC and an additional meeting was held between the SEC and the Company on July 15, 2019. Subsequent to that discussion, on July 16, 2019, the SEC issued its letter indicating completion of its review of our filing.

In addition, as a result of that 2019 discussion, the above adjustment rationale and explanation was summarized and added to future non-GAAP reconciliations including as disclosed on page 37 of the 2024 Form 10-K: “The company believes that its non-GAAP measures excluding Purchase accounting impacts - Linde AG are useful to investors because: (i) the 2018 business combination was a merger of equals in an all-stock merger transaction, with no cash consideration, (ii) the company is managed on a geographic basis and the results of certain geographies are more heavily impacted by purchase accounting than others, causing results that are not comparable at the reportable segment level, therefore, the impacts of purchasing accounting adjustments to each segment vary and are not comparable within the company and when compared to other companies in similar regions, (iii) business management is evaluated and variable compensation is determined based on results excluding purchase accounting impacts, and; (iv) it is important to investors and analysts to understand the purchase accounting impacts to the financial statements.”